

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 31, 2018

John J. Hardig
Chief Financial Officer
XPO Logistics, Inc.
Five American Lane
Greenwich CT 06831

> **Re: XPO Logistics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-32172**
> **Response Dated January 11, 2018**

Dear Mr. Hardig:

We have reviewed your January 11, 2018 response to our comment letter and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

Notes to Consolidated Financial Statements

Note 18: Segment Reporting and Geographic Information, page 84

1. Refer to your response to prior comment 6 regarding your aggregation of North America and European Logistics operating segments. We note from your filing the two segments are subject to different economic and regulatory environments such as differences in tariffs, trade, tax, labor laws, and occupancy costs as well as foreign currency exchange and legal compliance issues within different jurisdictions such as the Foreign Corrupt Practices Act in the U.S. and the U.K. Bribery Act.

    As such, please explain to us in further detail how your segment reporting is consistent with the objective of requiring disclosures about segments in regard to the different economic environments in which an entity operates as specified within ASC 280-10-10-1. In that regard, please address how you consider the different economic and regulatory factors between the two operating segments as noted above in your consideration of the guidance within ASC 280-10-50-11 in determining whether aggregation is appropriate.

2. In your response to comment 6, you state the Transportation reportable segment consists of several service lines. We also note there are foreign and domestic operations within that segment. In that regard, please tell us how you organize within the Transportation reportable segment around differences in services, geographical areas, regulatory environments or a combination of factors and whether there are operating segments that you aggregate within the Transportation reportable segment. Refer to ASC 280-10-50-1 and 280-10-50-21a.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure